                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-23077

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR

      For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

      For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant       IMAGEMAX, INC.
                       ---------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

                       455 Pennsylvania Avenue, Suite 200
--------------------------------------------------------------------------------

City, state and zip code   Fort Washington, Pennsylvania 19034
                           -----------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reasons described in reasonable detail in Part III of this |form could not be |eliminated without unreasonable effort or expense.
         |
[X] |(b) The subject annual report, semi-annual report, transition report |on Form 10-K, 20-|F, 11-K or Form N-SAR, or portion thereof will be |filed on or before the fifteenth calendar day following the prescribed |due date; or the subject quarterly report or transition report on Form |10-Q, or portion thereof will be filed on or before the fifth calendar |day following the prescribed due date; and
         |
         |(c) The accountant's statement or other exhibit required by Rule |12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The annual report of ImageMax, Inc. (the "Company") on Form 10-K cannot be filed within the prescribed time period because the Company's audited financial statements have not been completed due to ongoing negotiations with the Company's senior lenders to extend the maturity and to expand the borrowing availability on its revolving credit facility which are diverting significant management time. Without complete financial statements, the narrative portions of the report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

   David B. Walls                       (215)                  628-3600   x118
--------------------------------------------------------------------------------
     (Name)                          (area code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[  ] Yes  [X] No

         Form 10-K with respect to the Company's fiscal year ending December 31, 2001.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [   ] No

     The Company expects to report revenues of $44.2 million for 2002, as compared to revenues of $46.2 million for 2001, a decrease of 4.3%. These results reflect: (1) lower conversion services and equipment revenues, primarily due to analog based services as the Company transitions towards digital based services; and (2) the nation's economic slowdown in 2002.

     The Company anticipates reporting a net loss in 2002 of $14.9 million, or $2.19 per share, as compared to a net loss of $9.4 million, or $1.40 per share, in the prior year. As previously disclosed, the Company adopted SFAS 142, "Goodwill and Other Intangibles" which resulted in a one-time, non-cash charge that reduced the carrying value of the Company's goodwill by approximately $15.1 million or $2.22 per share. The Company anticipates reporting that its income before the cumulative effect of the accounting change was $208,000 or $0.03 per share.

     The Company expects to report that working capital improved $2.0 million to approximately $2.5 million at December 31, 2002, versus $0.6 million at December 31, 2001. The Company anticipates reporting that in 2002, the Company generated $2.2 million of cash flow from operations, paid $2.0 million in principal on its senior debt and met all of its senior lender debt service requirements.

     The Company is participating in ongoing negotiations with its senior lenders to amend its revolving credit facility. The Company is in discussions to extend the maturity of the credit facility to January 15, 2004 from its current maturity of June 30, 2003 and to expand the borrowing availability on the credit facility from $6.0 million to $7.0 million. The expansion of the credit facility is based upon the Company's eligible accounts receivable. The Company intends to use the proceeds of the revolving credit facility primarily for working capital purposes.

     The Company anticipates its report on Form 10-K will be filed within the time prescribed in Part III above.

IMAGEMAX, INC.
--------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 27, 2003                     By: /S/ MARK P. GLASSMAN
                                            --------------------------

                                        Name: Mark P. Glassman
                                        Title: Chief Executive Officer